

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 20, 2009

Via Facsimile and U.S. Mail

Victor M. Casini
Senior Vice President, General Counsel and Secretary
LKQ Corporation
120 North LaSalle Street, Suite 3300
Chicago, IL 60602

> **Re:** **LKQ Corporation**
> **Form S-4**
> **Filed July 1, 2009**
> **File No. 333-160395**

Dear Mr. Casini:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Opinion, Exhibit 5

1.   Please confirm that you will file unqualified legal opinions at the time of each takedown. For guidance, please refer to Question 212.05 of the SEC's Compliance and Disclosure Interpretations located at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2.   Please provide an opinion of counsel without the phrase defining Delaware law as laws "that are, in my experience, normally applicable to the matters covered by my opinion, including the General Corporation Law of the State of Delaware, any applicable provisions of the Constitution of the State of Delaware, and applicable judicial decisions." The law of Delaware is well defined, and attempts to define it in a legal opinion are not appropriate.

3.   Please delete qualification number "ii" of counsel's opinion. Attempts to qualify an opinion regarding equity securities by bankruptcy, insolvency, or other laws affecting creditors' rights are not appropriate.

4.   Please delete the last sentence of counsel's opinion, which begins, "[w]ithout my prior consent," as it is not appropriate to limit the use of the opinion in such a matter. Investors are entitled to rely on the opinion.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief – Legal

cc: J. Craig Walter *via facsimile* (312) 827-8179